UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Extraordinary General Meeting of Shareholders

On November 20, 2020, KB Financial Group Inc. (“KB Financial Group”) held an extraordinary general meeting of shareholders. Among four agenda items listed below, items 1) and 2) were approved and ratified as originally proposed, while items 3) and 4) were rejected.

Agenda:

1)	Appointment of an executive director

- Mr. Jong Kyoo Yoon, executive director candidate:

Approved as originally proposed.

2)	Appointment of a non-standing director

- Mr. Yin Hur, non-standing director candidate:

Approved as originally proposed.

3)	Appointment of a non-executive director (Shareholders’ proposal by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)

- Ms. Sun-Jin Yun, non-executive director candidate:

Rejected.

4)	Appointment of a non-executive director (Shareholders’ proposal by Jee Kang Ryu, the head of KB Financial Group’s Employee Stock Ownership Association, and others)

- Mr. Youngjae Ryu , non-executive director candidate:

Rejected.

Details regarding the re-appointed executive director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jong Kyoo Yoon	October 1955	3 years	No

•   Chairman & CEO, KB Financial Group (2014~Current)

•   President & CEO, Kookmin Bank (2014~2017)

•   Senior Advisor, Kim & Chang (2013~2014)

•   Senior Executive Vice President, Chief Finance Officer and Chief Risk Management Officer, KB Financial Group (2010~2013)

Details regarding the re-appointed non-standing director
Name	Date of Birth	Term of Office(1)	New Appointment	Career (including current position)
Yin Hur	December 1961	—	No

•   Non-Standing Director, KB Financial Group (2017~Current)

•   President & CEO, Kookmin Bank (2017~Current)

•   Senior Executive Vice President, Sales Group, Kookmin Bank (2016~2017)

•   Senior Managing Director, Strategy & Finance Planning Group, Kookmin Bank (2015)

•   Managing Director, Credit Analysis Division, Kookmin Bank (2013~2014)

•   General Manager, Samsung Town Corporate Banking Branch, Kookmin Bank (2012~2013)

•   General Manager, Shinrim Nambu Branch, Kookmin Bank (2008~2012)

Note: (1) Mr. Yin Hur’s term of office is set to expire on the date of KB Financial Group’s 14th annual general meeting of shareholders, which is currently expected to be held in March 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 20, 2020	By: /s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Senior Executive Vice President and Chief Finance Officer